UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Amendment No. 4-Final Amendment)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

EMTEC, INC.

(Name of Issuer)

Emtec, Inc.

DARR Westwood LLC

Dinesh R. Desai

Sunil Misra

Gregory P. Chandler

 (Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

292468105

(CUSIP Number of Class of Securities)

Dinesh R. Desai

Chief Executive Officer

11 Diamond Road

Springfield, New Jersey 07081

(973) 376-4242

 (Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:

Stephen M. Leitzell, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania  19104

(215) 994-4000

This statement is filed in connection with (check the appropriate box):

a.	☒

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*     Amount of Filing Fee**

$1,507,192                               $301.44

* Calculated solely for purposes of determining the filing fee. The transaction valuation assumes an aggregate cash payment of $1,507,192 by the subject company in lieu of fractional shares immediately following a 20,000-for-1 reverse stock split to holders of fewer than 20,000 shares of the subject company’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $1.05 per pre-reverse split share and 1,435,421 pre-reverse split shares, the estimated aggregate number of shares held by such holders.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b), as amended, by multiplying the transaction value of $1,507,192 by one-fiftieth of one percent.

☒ Check the box if any part of the fee is offset as provided by §240.1-11(1)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $210	Filing Party: Emtec, Inc., Dinesh R. Desai

Form or Registration No.: Schedule 13E-3	Date Filed: May 6, 2013

INTRODUCTION

 This Final Amendment to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Emtec, Inc., a Delaware corporation (“Emtec,” the “Company,” “we,” or “our”), Dinesh R. Desai, our Chairman, President and Chief Executive Officer (“Mr. Desai”), DARR Westwood LLC, a Delaware limited liability company of which Mr. Desai is the sole member (“DARR Westwood”), Sunil Misra, our Chief Strategy & Delivery Officer and a member of the Board (“Mr. Misra”), and Gregory P. Chandler, our Chief Financial Officer and a member of the Board (“Mr. Chandler,” and together with DARR Westwood and Messrs. Desai and Misra, the “Consenting Stockholders”) in connection with a “going private” transaction within the meaning of Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On July 10, 2013, the Company filed with the Secretary of State of the State of Delaware an amendment to the Company’s Certificate of Incorporation to effect the 20,000-for-1 reverse stock split of our common stock, followed immediately by a second amendment to the Company’s Certificate of Incorporation to effect the 1-for-20,000 forward stock split of our common stock. The fairness of the cash consideration offered in this transaction was approved by a Special Committee (the “Special Committee”) established by our Board of Directors (the “Board”). The Special Committee consisted of Gregory L. Cowan, Robert Mannarino and Christopher M. Formant. This transaction was approved by our Board. The Board approved a 20,000-for-1 reverse stock split (the “Reverse Split”) such that stockholders owning less than one whole share of our common stock following the Reverse Split had their fractional shares cancelled and converted into the right to receive the cash consideration described below, followed immediately thereafter by a 1-for-20,000 forward stock split (the “Forward Split”). The entire transaction, including the Reverse Split, the purchase of fractional shares after the Reverse Split and the Forward Split, is referred to below as the “Transaction.”

As a result of the Transaction, those stockholders who owned of record or beneficially fewer than 20,000 shares of our common stock have had their fractional shares cashed out at a price of $1.05 for each share held by them prior to the effective date of the Reverse Split. The Transaction has resulted in the cancellation of approximately 8% of the outstanding shares of our common stock. Stockholders who owned 20,000 or more shares of our common stock prior to the effective date of the Reverse Split will not receive cash as a result of the Reverse Split, and the total number of shares held by such stockholders did not change as a result of the Transaction.

As a result of the Transaction, the number of record holders of our common stock was reduced to fewer than three hundred (300) and the registration of our common stock under the Exchange Act has been terminated upon the filing of Form 15 with the Securities and Exchange Commission (the “SEC”).  We are no longer required to file periodic reports with the SEC, nor are we subject to the reporting or other obligations under the Exchange Act. The deregistration of our common stock had the effect of terminating the quotation of our common stock on the Over-the-Counter Bulletin Board, although our common stock may continue to trade on the “pink sheets.”

The Transaction was approved by the written consent of the Consenting Stockholders, who collectively beneficially owned approximately 11.5 million shares, or approximately 63%, of the Company's issued and outstanding common stock as of April 30, 2013. No further stockholder approval was required under the Delaware General Corporation Law, and, accordingly, no proxies or consents have been solicited in connection with the Transaction.

 This Schedule 13E-3 is being filed with the SEC subsequent to the filing of the Company’s Information Statement on Schedule 14C (the “Information Statement”). The Transaction is being conducted upon the terms and subject to the conditions set forth in the Information Statement. The information contained in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Information Statement.

Item 16. Exhibits.

EXHIBIT INDEX

(a)(1)	Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on June 21, 2013 is hereby incorporated herein by reference.

(b)	Not applicable.

(c)(1)

Fairness opinion of Murray, Devine & Co, Inc., dated April 30, 2013 is hereby incorporated by reference to Appendix C of the Information Statement filed with the Securities and Exchange Commission on May 6, 2013.

(c)(2)

Report of Murray, Devine & Co., Inc., dated April 30, 2013 is hereby incorporated by reference to Exhibit (c)(2) of the Information Statement filed with the Securities and Exchange Commission on June 6, 2013.

(c)(3)

Draft valuation analysis of Murray, Devine, & Co., Inc., dated April 22, 2013 is hereby incorporated by reference to Exhibit (c)(3) of the Information Statement filed with the Securities and Exchange Commission on June 6, 2013.

(c)(4)

Draft report of Murray, Devine, & Co., Inc., dated April 25, 2013 is hereby incorporated by reference to Exhibit (c)(4) of the Information Statement filed with the Securities and Exchange Commission on June 6, 2013.

(c)(5)	“Going Dark Discussion” management presentation materials, dated March 24, 2013 is hereby incorporated by reference to Exhibit (c)(5) of the Information Statement filed with the Securities and Exchange Commission on June 19, 2013.

(d)

Summary and Terms of Senior Subordinated Debt, dated April 24, 2013, among NewSpring Mezzanine Capital II, L.P. and Emtec, Inc. is hereby incorporated by reference to Exhibit (d) of  the Information Statement filed with the Securities and Exchange Commission on June 6, 2013.

(f)	The information set forth in the Information Statement under “The Transaction – No Appraisal or Dissenters’ Rights; Escheat Laws” is hereby incorporated by reference.

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2013	EMTEC, INC.

	By:	/s/ Dinesh R. Desai
Dinesh R. Desai
President, Chief Executive Officer and Chairman

DARR WESTWOOD LLC

	By:	/s/ Dinesh R. Desai
Dinesh R. Desai
Its sole member

/s/ Dinesh R. Desai
Dinesh R. Desai

/s/ Sunil Misra
Sunil Misra

/s/ Gregory P. Chandler
Gregory P. Chandler

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